82-03138

BAE Systems plc: Transaction in own shares

BAE Systems plc announces that it has purchased the following number of its ordinary shares of 2.5p each on the London Stock Exchange via Hoare Govett Limited's affiliate, ABN AMRO Bank N.V., London Branch.

Ordinary shares:


06018235

Date of purchase: 27 October 2006

Number of ordinary shares purchased: 600,000

Highest price paid per share: 416p

Lowest price paid per share: 411.5p

Volume weighted average price paid per share: 413.00p

BAE Systems plc intends to hold the purchased shares in treasury.

Following the purchase of these shares, BAE Systems plc holds 1,600,000 of its ordinary shares in treasury and has 3,238,956,674 ordinary shares in issue (excluding treasury shares).

BAE SYSTEMS

Date	Number of shares purchased	Price paid	Consideration (£)	Commission @ 0.15%	Stamp Duty @ 0.5%	PTM levy	Total cash consideration	Cumulative number of shares purchased	Cumulative cash consideration	Daily volume ('000)	% of volume purchased	Broker	Issued Share Capital (excl. treasuary)	Issued Share Capital (treasury)	Total Issued Share Capital
26/10/2006	1,000,000	415.46000p	£4,154,600.00	£6,231.90	£20,804.16	£1	£4,181,637.06	1,000,000	£4,181,637.06	26,800,000	3.73%	HG	3,239,354,950	1,000,000	3,240,354,950
27/10/2006	600,000	413.00000p	£2,478,000.00	£3,717.00	£12,408.59	£1	£2,494,126.59	1,600,000	£6,675,763.64	17,400,000	3.45%	HG	3,238,956,674	1,600,000	3,240,556,674

BAE Systems plc: Transaction in own shares

BAE Systems plc announces that it has purchased the following number of its ordinary shares of 2.5p each on the London Stock Exchange via Hoare Govett Limited's affiliate, ABN AMRO Bank N.V., London Branch.

Ordinary shares:

Date of purchase: 30 October 2006

Number of ordinary shares purchased: 340,000

Highest price paid per share: 413.9p

Lowest price paid per share: 410.5p

Volume weighted average price paid per share: 412.330p

BAE Systems plc intends to hold the purchased shares in treasury.

Following the purchase of these shares, BAE Systems plc holds 1,940,000 of its ordinary shares in treasury and has 3,238,616,674 ordinary shares in issue (excluding treasury shares).

BAE Systems plc: Transaction in own shares

BAE Systems plc announces that it has purchased the following number of its ordinary shares of 2.5p each on the London Stock Exchange via Hoare Govett Limited's affiliate, ABN AMRO Bank N.V., London Branch.

Ordinary shares:

Date of purchase: 26 October 2006

Number of ordinary shares purchased: 1,000,000

Highest price paid per share: 416p

Lowest price paid per share: 414.25p

Volume weighted average price paid per share: 415.460p

BAE Systems plc intends to hold the purchased shares in treasury.

Following the purchase of these shares, BAE Systems plc holds 1,000,000 of its ordinary shares in treasury and has 3,239,354,950 ordinary shares in issue (excluding treasury shares).

26 October 2006

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company has today been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 23 October 2006 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 420 pence per share. The transactions took place on the London Stock Exchange. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares purchased by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares acquired
Steve Mogford	30
Ian King	30

2. Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company has today been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that the trustee has transferred 21,751 ordinary shares of 2.5 pence each in BAE Systems plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the BAE Systems Share Incentive Plan, from participants who have left the BAE Systems group.

Each of the executive directors of the Company are deemed, along with certain other group employees, to have an interest in the aggregate balance of 123,368 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

24 October 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

Barclays PLC, through the following legal entities: Barclays Global Investors Canada Ltd; Barclays Private Bank Ltd; Barclays Capital Inc; Barclays Private Bank and Trust Ltd; Barclays Global Investors Ltd; Barclays Bank Trust Company Ltd; Barclays Investors Japan Trust & Banking; Barclays Global Investors, N.A; Barclays Private Bank and Trust Ltd; Barclays Global Fund Advisors; Barclays Global Investors Japan Ltd; Barclays Global Investors Australia Ltd; Barclays Life Assurance Co Ltd; and Barclays Capital Securities Ltd.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland	64,551
Bank of New York	230,968
Barclays Capital Nominees Limited	501,317
Barclays Capital Nominees Limited	49,417,575
Barclays Trust Co as Exec/Adm	1,475
BNP Paribas	271,909
Barclays Capital Securities Ltd	272
Barclays Global Investors Canada	240,488
Barclays Trust Co & Others	52,388
Barclays Trust Co DMC69	23,429
Barclays Trust Co E99	1,158
Barclays Trust Co R69	168,980
Chase Nominees Ltd	1,622,673
Chase Nominees Ltd	16,544,995
Chase Nominees Ltd	1,394,944
CIBC Mellon Global Securities	204,605
Clydesdale Nominees HGB0125	6,080
Clydesdale Nominees HGB0125	15,308
Clydesdale Nominees HGB0125	2,325
Clydesdale Nominees HGB0125	981

Clydesdale Nominees HGB0125	4,408
Clydesdale Nominees HGB0125	4,010
Clydesdale Nominees HGB0125	1,661
Clydesdale Nominees HGB0125	1,638
Clydesdale Nominees HGB0125	5,029
Clydesdale Nominees HGB0125	5,187
Clydesdale Nominees HGB0125	6,709
Clydesdale Nominees HGB0125	3,213
Clydesdale Nominees HGB0125	4,687
Clydesdale Nominees HGB0125	1,824
Clydesdale Nominees HGB0125	1,539
Clydesdale Nominees HGB0125	24,424
Clydesdale Nominees HGB0125	2,725
Clydesdale Nominees HGB0125	7,612
Clydesdale Nominees HGB0125	2,705
Clydesdale Nominees HGB0125	17,753
Clydesdale Nominees HGB0125	1,764
Clydesdale Nominees HGB0125	2,902
Clydesdale Nominees HGB0125	1,748
Clydesdale Nominees HGB0125	2,281
Clydesdale Nominees HGB0125	3,562
Clydesdale Nominees HGB0125	2,274
Clydesdale Nominees HGB0125	1,771
Clydesdale Nominees HGB0125	2,420
Clydesdale Nominees HGB0125	1,465
Clydesdale Nominees HGB0125	10,327
Clydesdale Nominees HGB0125	2,216
Clydesdale Nominees HGB0125	2,702
Clydesdale Nominees HGB0125	2,556
Clydesdale Nominees HGB0125	2,011
Clydesdale Nominees HGB0125	9,003
Clydesdale Nominees HGB0125	2,283
Clydesdale Nominees HGB0125	4,524
Clydesdale Nominees HGB0125	2,756
Clydesdale Nominees HGB0125	6,205
Clydesdale Nominees HGB0125	3,045
Clydesdale Nominees HGB0125	2,113
Clydesdale Nominees HGB0125	1,640
Clydesdale Nominees HGB0125	1,782
Clydesdale Nominees HGB0125	23,501
Clydesdale Nominees HGB0125	3,659
Clydesdale Nominees HGB0125	20,404
Clydesdale Nominees HGB0125	1,262
Clydesdale Nominees HGB0125	2,518
Clydesdale Nominees HGB0125	1,274
Clydesdale Nominees HGB0125	1,683
Clydesdale Nominees HGB0125	1,888
Clydesdale Nominees HGB0125	2,525
Clydesdale Nominees HGB0125	2,000
Clydesdale Nominees HGB0125	1,605

Clydesdale Nominees HGB0125	2,070
Clydesdale Nominees HGB0125	3,250
Clydesdale Nominees HGB0125	4,229
Clydesdale Nominees HGB0125	9,547
Clydesdale Nominees HGB0125	2,185
Clydesdale Nominees HGB0125	529
Clydesdale Nominees HGB0 325	1,875
Clydesdale Nominees HGB0 325	1,700
Investors Bank and Trust Co	37,856,046
Investors Bank and Trust Co	10,848,076
JP Morgan (BGI Custody)	793,579
JP Morgan (BGI Custody)	192,302
JP Morgan (BGI Custody)	2,496,885
JP Morgan (BGI Custody)	428,415
JP Morgan (BGI Custody)	300,811
JP Morgan (BGI Custody)	511,823
JP Morgan (BGI Custody)	24,822,010
JP Morgan (BGI Custody)	54,904
JP Morgan (BGI Custody)	250,860
JP Morgan Chase Bank	106,911
JP Morgan Chase Bank	2,032,215
JP Morgan Chase Bank	270,966
JP Morgan Chase Bank	3,814,579
Mellon Trust of New England	274,885
Master Trust Bank	42,349
Mellon Trust – US Custodian	594,274
Mitsui Asset	56,080
Northern Trust Bank – BGI Sepa	1,227,300
Reflex Nominees Limited	4,009
State Street Bank & Trust – WI	508,183
State Street Boston	2,019,570
State Street Trust of Canada	473,404
The Northern Trust Company – U	332,080
Trust & Custody Services Bank	34,095
Zeban Nominees Limited	1,413,232

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 17 October 2006

11. Date company informed

20 October 2006

12. Total holding following this notification

162,782,442 ordinary shares

13. Total percentage holding of issued class following this notification

5.03%

14. Any additional information

Notification received under s198 CA85

15. Name and contact details of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (tel: 01252 373232)

16. Date of notification

23 October 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., and Capital International, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:

State Street Nominees Ltd -	14,492,129
Bank of New York Nominees Ltd -	6,006,420
Northern Trust -	1,189,600
Westpac Custodian Nominees -	139,200
Chase Manhattan Bank Australia Limited -	24,900
Chase Nominees Ltd -	45,420,299
BT Globenet Nominees Ltd -	1,866,900
Midland Bank plc -	8,841,400
Cede & Co -	2,447,240
Deutsche Bank Mannheim -	6,800
Bankers Trust -	4,228,700
Barclays Bank -	274,200
Citibank London -	16,300
Royal Trust –	58,500
Brown Bros. -	286,800
Nortrust Nominees -	10,919,871
MSS Nominees Limited –	221,300
State Street Bank & Trust Co -	520,200
Citibank –	22,600
Citibank NA –	158,100
Deutsche Bank AG -	11,300
HSBC Bank plc -	3,100
Mellon Bank N.A. -	576,300
Bank of Ireland Nominees Limitied -	15,400

ROY Nominees Limited - 203,400
Mellon Nominees (UK) Limited - 3,428,622
HSBC – 155,500
J P Morgan Chase Bank – 3,685,200

Capital International Limited:
State Street Nominees Ltd - 751,100
Bank of New York Nominees - 9,737,326
Northern Trust - 5,607,130
Chase Nominees Ltd - 5,946,196
Midland Bank plc - 433,500
Bankers Trust - 37,300
Barclays Bank – 16,600
Citibank London - 14,334
Morgan Guaranty - 703,300
Nortrust Nominees - 8,540,400
MSS Nominees Limited - 103,100
State Street Bank & Trust Co - 3,950,131
Lloyds Bank - 52,600
Citibank – 8,500
Citibank NA– 698,600
Deutsche Bank AG - 563,000
Chase Manhattan Nominee Ltd – 24,000
HSBC Bank plc - 2,195,500
Mellon Bank N.A. - 338,800
Northern Trust AVFC - 793,000
KAS UK – 67,800
Mellon Nominees (UK) Limited - 46,500
Bank One London - 429,100
Clydesdale Bank plc – 61,400
HSBC – 3,000
J P Morgan Chase Bank – 58,200
Raiffeisen Zentral Bank – 649,900
Fortis Bank – 32,000
Metzler Seel Sohn & Co – 36,300
Bayerische Hypo Und Vereinsbank AG - 59,700

Capital International S.A.:
State Street Nominees Limited – 5,200
Chase Nominees Ltd - 3,310,849
Midland Bank plc - 675,300
Barclays Bank - 519,500
Pictet & Cie, Geneva – 3,000
Brown Bros - 150,500
Nortrust Nominees – 4,300
Morgan Stanley – 4,700
J P Morgan - 399,300
State Street Bank & Trust Co - 102,600
Lloyds Bank - 34,500
Citibank NA - 9,300

HSBC Bank plc -	420,800
Lombard Odier Et Cie, Geneva –	35,800
Credit Suisse, Zurich -	9,000

Capital International, Inc:

State Street Nominees Ltd –	4,248,400
Bank of New York Nominees -	1,089,500
Northern Trust –	51,900
Chase Nominees Limited –	3,814,700
Midland Bank plc -	524,900
Bankers Trust –	38,200
Brown Bros –	306,500
Nortrust Nominees -	418,200
State Street Bank & Trust Co –	291,500
Sumitomo Trust & Banking –	96,100
Citibank –	32,000
Citibank NA –	581,400
State Street Australia Limited –	317,600
HSBC Bank plc -	353,400
J P Morgan Chase Bank –	980,900

5. Class of security

Ordinary shares of 2.5 pence each

6. Date of transaction

Not disclosed. Figures given as at 18 October 2006

7. Total holding following this notification

166,008,447

8. Total percentage holding of issued class following this notification

5.131%

9. Any additional information

Notification received under s198 CA85

10. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

11. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

12. Date of notification

20 October 2006